SECURITIES AND EXCHANGE COMMISSION

Investment Company Act Release No. 33853; 812-15008

Legg Mason Partners Equity Trust, et al.; Notice of Application

April 24, 2020

AGENCY: Securities and Exchange Commission ("Commission").

ACTION: Notice.

Notice of an application under section 6(c) of the Investment Company Act of 1940 ("Act") for an exemption from section 15(a) of the Act, as well as from certain disclosure requirements in rule 20a-1 under the Act, Item 19(a)(3) of Form N-1A, Items 22(c)(1)(ii), 22(c)(1)(iii), 22(c)(8) and 22(c)(9) of Schedule 14A under the Securities Exchange Act of 1934 ("1934 Act"), and sections 6-07(2)(a), (b), and (c) of Regulation S-X ("Disclosure Requirements").

Applicants: Legg Mason Partners Equity Trust (the "Trust"), a Maryland statutory trust registered under the Act as an open-end management investment company with multiple series (each a "Fund") and Legg Mason Partners Fund Advisor, LLC ("Adviser"), a Delaware limited liability company registered as an investment adviser under the Investment Advisers Act of 1940 ("Advisers Act") that serves an investment adviser to the Funds (collectively with the Trust, the "Applicants").

Summary of Application: The requested exemption would permit Applicants to enter into and materially amend subadvisory agreements with subadvisers without shareholder approval and would grant relief from the Disclosure Requirements as they relate to fees paid to the subadvisers. The requested order would supersede a prior order.[1]

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[1]   *See* In the Matter of Legg Mason Partners Equity Trust, Legg Mason Partners Variable Equity Trust and Permal Asset Management LLC, Investment Company Act Release Nos. 30923 (Feb. 24, 2014) (notice) and 30990 (Mar. 24, 2014) (order).

Filing Dates: The application was filed on March 8, 2019, and amended on December 6, 2019, and March 16, 2020.

Hearing or Notification of Hearing: An order granting the requested relief will be issued unless the Commission orders a hearing. Interested persons may request a hearing by e-mailing the Commission's Secretary at Secretarys-Office@sec.gov and serving applicants with a copy of the request by e-mail. Hearing requests should be received by the Commission by 5:30 p.m. on May 19, 2020, and should be accompanied by proof of service on the applicants, in the form of an affidavit, or, for lawyers, a certificate of service. Pursuant to rule 0-5 under the Act, hearing requests should state the nature of the writer's interest, any facts bearing upon the desirability of a hearing on the matter, the reason for the request, and the issues contested. Persons who wish to be notified of a hearing may request notification by e-mailing the Commission's Secretary at Secretarys-Office@sec.gov.

ADDRESSES: The Commission: Secretarys-Office@sec.gov. The Trust and the Adviser: RDEmmens@leggmason.com (with a copy to roger.joseph@morganlewis.com).

FOR FURTHER INFORMATION CONTACT: Benjamin Kalish, Senior Counsel, at (202) 551-7361, or David Nicolardi, Branch Chief at (202) 551-6825 (Division of Investment Management, Chief Counsel's Office).

SUPPLEMENTARY INFORMATION: The following is a summary of the application. The complete application may be obtained via the Commission's website by searching for the file number or an Applicant using the "Company" name box, at http://www.sec.gov/search/search.htm or by calling (202) 551-8090.

I. Requested Exemptive Relief

1. Applicants request an order to permit the Adviser,[2] subject to the approval of the board of trustees of the Trust (collectively, the "Board"),[3] including a majority of the trustees who are not "interested persons" of the Trust or the Adviser, as defined in section 2(a)(19) of the Act (the "Independent Trustees"), without obtaining shareholder approval, to: (i) select investment subadvisers ("Subadvisers") for all or a portion of the assets of one or more of the Funds pursuant to an investment subadvisory agreement with each Subadviser (each a "Subadvisory Agreement"); and (ii) materially amend Subadvisory Agreements with the Subadvisers.

2. Applicants also request an order exempting the Subadvised Funds (as defined below) from the Disclosure Requirements, which require each Fund to disclose fees paid to a Subadviser. Applicants seek relief to permit each Subadvised Fund to disclose (as a dollar amount and a percentage of the Fund's net assets): (i) the aggregate fees paid to the Adviser and any Wholly-Owned Subadvisers; and (ii) the aggregate fees paid to Affiliated and Non-Affiliated

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[2]   The term "Adviser" means (i) Legg Mason Partners Fund Advisor, LLC, (ii) its successors, and (iii) any entity controlling, controlled by or under common control with, the Adviser or its successors that serves as the primary adviser to a Subadvised Fund (as defined below). For the purposes of the requested order, "successor" is limited to an entity that results from a reorganization into another jurisdiction or a change in the type of business organization.

[3]   The term "Board" also includes the board of trustees or directors of a future Subadvised Fund (as defined below), if different from the board of trustees of the Trust.

Subadvisers ("Aggregate Fee Disclosure").[4] Applicants seek an exemption to permit a

Subadvised Fund to include only the Aggregate Fee Disclosure.[5]

3. Applicants request that the relief apply to Applicants, as well as to any future Fund and

any other existing or future registered open-end management investment company or series

thereof that intends to rely on the requested order in the future and that: (i) is advised by the

Adviser; (ii) uses the multi-manager structure described in the application; and (iii) complies

with the terms and conditions of the application (each, a "Subadvised Fund").[6]

II. Management of the Subadvised Funds

4. The Adviser serves or will serve as the investment adviser to each Subadvised Fund

pursuant to an investment advisory agreement with the Fund (each an "Investment Advisory

Agreement"). Each Investment Advisory Agreement has been or will be approved by the Board,

including a majority of the Independent Trustees, and by the shareholders of the relevant

Subadvised Fund in the manner required by sections 15(a) and 15(c) of the Act. The terms of

these Investment Advisory Agreements comply or will comply with section 15(a) of the Act.

Applicants are not seeking an exemption from the Act with respect to the Investment Advisory

Agreements. Pursuant to the terms of each Investment Advisory Agreement, the Adviser,

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[4] A "Wholly-Owned Subadviser" is any investment adviser that is (1) an indirect or direct "wholly-owned subsidiary" (as such term is defined in section 2(a)(43) of the 1940 Act) of the Adviser, (2) a "sister company" of the Adviser that is an indirect or direct "wholly-owned subsidiary" of the same company that indirectly or directly wholly owns the Adviser (the Adviser's "parent company"), or (3) a parent company of the Adviser. A "Non-Affiliated Subadviser" is any investment adviser that is not an "affiliated person" (as defined in the 1940 Act) of a Fund or the Adviser, except to the extent that an affiliation arises solely because the Subadviser serves as a subadviser to one or more Funds. Section 2(a)(43) of the 1940 Act defines "wholly-owned subsidiary" of a person as a company 95 per centum or more of the outstanding voting securities of which are, directly or indirectly, owned by such a person.

[5] Applicants note that all other items required by sections 6-07(2)(a), (b) and (c) of Regulation S-X will be disclosed.

[6] All registered open-end investment companies that currently intend to rely on the requested order are named as Applicants. Any entity that relies on the requested order will do so only in accordance with the terms and conditions contained in the application.

subject to the oversight of the Board, will provide continuous investment management for each Subadvised Fund. For its services to each Subadvised Fund, the Adviser receives or will receive an investment advisory fee from that Fund as specified in the applicable Investment Advisory Agreement.

5. Consistent with the terms of each Investment Advisory Agreement, the Adviser may, subject to the approval of the Board, including a majority of the Independent Trustees, and the shareholders of the applicable Subadvised Fund (if required by applicable law), delegate portfolio management responsibilities of all or a portion of the assets of a Subadvised Fund to a Subadviser. The Adviser will retain overall responsibility for the management and investment of the assets of each Subadvised Fund. This responsibility includes recommending the removal or replacement of Subadvisers, allocating the portion of that Subadvised Fund's assets to any given Subadviser and reallocating those assets as necessary from time to time.[7] The Subadvisers will be "investment advisers" to the Subadvised Funds within the meaning of section 2(a)(20) of the Act and will provide investment management services to the Funds subject to, without limitation, the requirements of sections 15(c) and 36(b) of the Act.[8] The Subadvisers, subject to the oversight of the Adviser and the Board, will determine the securities and other investments to be purchased, sold or entered into by a Subadvised Fund's portfolio or a portion thereof, and will place orders with brokers or dealers that they select.[9]

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[7]   Applicants represent that if the name of any Subadvised Fund contains the name of a subadviser, the name of the Adviser that serves as the primary adviser to the Fund, or a trademark or trade name that is owned by or publicly used to identify the Adviser, will precede the name of the subadviser.

[8]   The Subadvisers will be registered with the Commission as an investment adviser under the Advisers Act or not subject to such registration.

[9]   A "Subadviser" also includes an investment subadviser that provides or will provide the Adviser with a model portfolio reflecting a specific strategy, style or focus with respect to the investment of all or a portion of a Subadvised Fund's assets. The Adviser may use the model portfolio to determine the securities and other instruments to be purchased, sold or entered into by a Subadvised Fund's portfolio or a portion thereof, and place orders with brokers or dealers that it selects.

6. The Subadvisory Agreements will be approved by the Board, including a majority of the Independent Trustees, in accordance with sections 15(a) and 15(c) of the Act. In addition, the terms of each Subadvisory Agreement will comply fully with the requirements of section 15(a) of the Act. The Adviser may compensate the Subadvisers or the Subadvised Funds may compensate the Subadvisers directly.

7. Subadvised Funds will inform shareholders of the hiring of a new Subadviser pursuant to the following procedures ("Modified Notice and Access Procedures"): (a) within 90 days after a new Subadviser is hired for any Subadvised Fund, that Fund will send its shareholders either a Multi-manager Notice or a Multi-manager Notice and Multi-manager Information Statement;[10] and (b) the Subadvised Fund will make the Multi-manager Information Statement available on the website identified in the Multi-manager Notice no later than when the Multi-manager Notice (or Multi-manager Notice and Multi-manager Information Statement) is first sent to shareholders, and will maintain it on that website for at least 90 days.[11]

III. Applicable Law

8. Section 15(a) of the Act states, in part, that it is unlawful for any person to act as an investment adviser to a registered investment company "except pursuant to a written contract,

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[10]   A "Multi-manager Notice" will be modeled on a Notice of Internet Availability as defined in Rule 14a-16 under the 1934 Act, and specifically will, among other things: (a) summarize the relevant information regarding the new Subadviser (except as modified to permit Aggregate Fee Disclosure); (b) inform shareholders that the Multi-manager Information Statement is available on a website; (c) provide the website address; (d) state the time period during which the Multi-manager Information Statement will remain available on that website; (e) provide instructions for accessing and printing the Multi-manager Information Statement; and (f) instruct the shareholder that a paper or email copy of the Multi-manager Information Statement may be obtained, without charge, by contacting the Subadvised Fund. A "Multi-manager Information Statement" will meet the requirements of Regulation 14C, Schedule 14C and Item 22 of Schedule 14A under the 1934 Act for an information statement, except as modified by the requested order to permit Aggregate Fee Disclosure. Multi-manager Information Statements will be filed with the Commission via the EDGAR system.

[11]   In addition, Applicants represent that whenever a Subadviser is hired or terminated, or a Subadvisory Agreement is materially amended, the Subadvised Fund's prospectus and statement of additional information will be supplemented promptly pursuant to rule 497(e) under the Securities Act of 1933.

which contract, whether with such registered company or with an investment adviser of such registered company, has been approved by the vote of a majority of the outstanding voting securities of such registered company."

9.   Form N-1A is the registration statement used by open-end investment companies. Item 19(a)(3) of Form N-1A requires a registered investment company to disclose in its statement of additional information the method of computing the "advisory fee payable" by the investment company with respect to each investment adviser, including the total dollar amounts that the investment company "paid to the adviser (aggregated with amounts paid to affiliated advisers, if any), and any advisers who are not affiliated persons of the adviser, under the investment advisory contract for the last three fiscal years."

10. Rule 20a-1 under the Act requires proxies solicited with respect to a registered investment company to comply with Schedule 14A under the 1934 Act. Items 22(c)(1)(ii), 22(c)(1)(iii), 22(c)(8) and 22(c)(9) of Schedule 14A, taken together, require a proxy statement for a shareholder meeting at which the advisory contract will be voted upon to include the "rate of compensation of the investment adviser," the "aggregate amount of the investment adviser's fee," a description of the "terms of the contract to be acted upon," and, if a change in the advisory fee is proposed, the existing and proposed fees and the difference between the two fees.

11. Regulation S-X sets forth the requirements for financial statements required to be included as part of a registered investment company's registration statement and shareholder reports filed with the Commission. Sections 6-07(2)(a), (b), and (c) of Regulation S-X require a registered investment company to include in its financial statements information about investment advisory fees.

12. Section 6(c) of the Act provides that the Commission may exempt any person, security, or transaction or any class or classes of persons, securities, or transactions from any provisions of the Act, or any rule thereunder, if such exemption is necessary or appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the Act. Applicants state that the requested relief meets this standard for the reasons discussed below.

IV. Arguments in Support of the Requested Relief

13. Applicants assert that, from the perspective of the shareholder, the role of the Subadvisers is substantially equivalent to the limited role of the individual portfolio managers employed by an investment adviser to a traditional investment company. Applicants also assert that the shareholders expect the Adviser, subject to review and approval of the Board, to select a Subadviser who is in the best position to achieve the Subadvised Fund's investment objective. Applicants believe that permitting the Adviser to perform the duties for which the shareholders of the Subadvised Fund are paying the Adviser—the selection, oversight and evaluation of the Subadviser—without incurring unnecessary delays or expenses of convening special meetings of shareholders is appropriate and in the interest of the Fund's shareholders, and will allow such Fund to operate more efficiently. Applicants state that each Investment Advisory Agreement will continue to be fully subject to section 15(a) of the Act and approved by the relevant Board, including a majority of the Independent Trustees, in the manner required by section 15(a) and 15(c) of the Act.

14. Applicants submit that the requested relief meets the standards for relief under section 6(c) of the Act. Applicants state that the operation of the Subadvised Fund in the manner described in the Application must be approved by shareholders of that Fund before it may rely on

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the requested relief. Applicants also state that the proposed conditions to the requested relief are designed to address any potential conflicts of interest or economic incentives, and provide that shareholders are informed when new Subadvisers are hired.

15. Applicants contend that, in the circumstances described in the application, a proxy solicitation to approve the appointment of new Subadvisers provides no more meaningful information to shareholders than the proposed Multi-manager Information Statement. Applicants state that, accordingly, they believe the requested relief is necessary or appropriate in the public interest, and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the Act.

16. With respect to the relief permitting Aggregate Fee Disclosure, Applicants assert that disclosure of the individual fees paid to the Subadvisers does not serve any meaningful purpose. Applicants contend that the primary reasons for requiring disclosure of individual fees paid to Subadvisers are to inform shareholders of expenses to be charged by a particular Subadvised Fund and to enable shareholders to compare the fees to those of other comparable investment companies. Applicants believe that the requested relief satisfies these objectives because the Subadvised Fund's overall advisory fee will be fully disclosed and, therefore, shareholders will know what the Subadvised Fund's fees and expenses are and will be able to compare the advisory fees a Subadvised Fund is charged to those of other investment companies. In addition, Applicants assert that the requested relief would benefit shareholders of the Subadvised Fund because it would improve the Adviser's ability to negotiate the fees paid to Subadvisers. In particular, Applicants state that if the Adviser is not required to disclose the Subadvisers' fees to the public, the Adviser may be able to negotiate rates that are below a Subadviser's "posted"

amounts. Applicants assert that the relief will also encourage Subadvisers to negotiate lower

subadvisory fees with the Adviser if the lower fees are not required to be made public.

V. Relief for Affiliated Subadvisers

17. The Commission has granted the requested relief with respect to Wholly-Owned and

Non-Affiliated Subadvisers through numerous exemptive orders. The Commission also has

extended the requested relief to Affiliated Subadvisers.[12] Applicants state that although the

Adviser's judgment in recommending a Subadviser can be affected by certain conflicts, they do

not warrant denying the extension of the requested relief to Affiliated Subadvisers. Specifically,

the Adviser faces those conflicts in allocating fund assets between itself and a Subadviser, and

across Subadvisers, as it has an interest in considering the benefit it will receive, directly or

indirectly, from the fee the Subadvised Fund pays for the management of those assets.

Applicants also state that to the extent the Adviser has a conflict of interest with respect to the

selection of an Affiliated Subadviser, the proposed conditions are protective of shareholder

interests by ensuring the Board's independence and providing the Board with the appropriate

resources and information to monitor and address conflicts.

18. With respect to the relief permitting Aggregate Fee Disclosure, Applicants assert that it is

appropriate to disclose only aggregate fees paid to Affiliated Subadvisers for the same reasons

that similar relief has been granted previously with respect to Wholly-Owned and Non-Affiliated

Subadvisers.

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[12]   *See Carillon Series Trust and Carillon Tower Advisers, Inc.,* Investment Company Act Rel. Nos. 33464
(May 2, 2019) (notice) and 33494 (May 29, 2019) (order).

VI. Applicants' Conditions

Applicants agree that any order granting the requested relief will be subject to the following conditions:

1.   Before a Subadvised Fund may rely on the order requested in the Application, the operation of the Subadvised Fund in the manner described in the Application will be, or has been, approved by a majority of the Subadvised Fund's outstanding voting securities as defined in the Act, or, in the case of a Subadvised Fund whose public shareholders purchase shares on the basis of a prospectus containing the disclosure contemplated by condition 2 below, by the initial shareholder before such Subadvised Fund's shares are offered to the public.

2.   The prospectus for each Subadvised Fund will disclose the existence, substance and effect of any order granted pursuant to the Application. In addition, each Subadvised Fund will hold itself out to the public as employing the multi-manager structure described in the Application. The prospectus will prominently disclose that the Adviser has the ultimate responsibility, subject to oversight by the Board, to oversee the Subadvisers and recommend their hiring, termination, and replacement.

3.   The Adviser will provide general management services to each Subadvised Fund, including overall supervisory responsibility for the general management and investment of the Subadvised Fund's assets, and subject to review and oversight of the Board, will (i) set the Subadvised Fund's overall investment strategies, (ii) evaluate, select, and recommend Subadvisers for all or a portion of the Subadvised Fund's assets, (iii) allocate and, when appropriate, reallocate the Subadvised Fund's assets among Subadvisers, (iv) monitor and evaluate the Subadvisers' performance, and (v) implement procedures reasonably designed to ensure that Subadvisers comply with the Subadvised Fund's investment objective, policies and

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restrictions.

4.   Subadvised Funds will inform shareholders of the hiring of a new Subadviser within 90 days after the hiring of the new Subadviser pursuant to the Modified Notice and Access Procedures.

5.   At all times, at least a majority of the Board will be Independent Trustees, and the selection and nomination of new or additional Independent Trustees will be placed within the discretion of the then-existing Independent Trustees.

6.   Independent Legal Counsel, as defined in Rule 0-1(a)(6) under the Act, will be engaged to represent the Independent Trustees. The selection of such counsel will be within the discretion of the then-existing Independent Trustees.

7.   Whenever a Subadviser is hired or terminated, the Adviser will provide the Board with information showing the expected impact on the profitability of the Adviser.

8.   The Board must evaluate any material conflicts that may be present in a subadvisory arrangement. Specifically, whenever a subadviser change is proposed for a Subadvised Fund ("Subadviser Change") or the Board considers an existing Subadvisory Agreement as part of its annual review process ("Subadviser Review"):

(a)   the Adviser will provide the Board, to the extent not already being provided pursuant to section 15(c) of the Act, with all relevant information concerning:

(i)   any material interest in the proposed new Subadviser, in the case of a Subadviser Change, or the Subadviser in the case of a Subadviser Review, held directly or indirectly by the Adviser or a parent or sister company of the Adviser, and any material impact the proposed Subadvisory Agreement may have on that interest;

(ii)   any arrangement or understanding in which the Adviser or any parent or sister company of the Adviser is a participant that (A) may have had a material effect on the proposed Subadviser Change or Subadviser Review, or (B) may be materially affected by the proposed Subadviser Change or Subadviser Review;

(iii)   any material interest in a Subadviser held directly or indirectly by an officer or Trustee of the Subadvised Fund, or an officer or board member of the Adviser (other than through a pooled investment vehicle not controlled by such person); and

(iv)   any other information that may be relevant to the Board in evaluating any potential material conflicts of interest in the proposed Subadviser Change or Subadviser Review.

(b)   the Board, including a majority of the Independent Trustees, will make a separate finding, reflected in the Board minutes, that the Subadviser Change or continuation after Subadviser Review is in the best interests of the Subadvised Fund and its shareholders and, based on the information provided to the Board, does not involve a conflict of interest from which the Adviser, a Subadviser, any officer or Trustee of the Subadvised Fund, or any officer or board member of the Adviser derives an inappropriate advantage.

9.   Each Subadvised Fund will disclose in its registration statement the Aggregate Fee Disclosure.

10. In the event that the Commission adopts a rule under the Act providing substantially similar relief to that in the order requested in the Application, the requested order will expire on the effective date of that rule.

11. Any new Subadvisory Agreement or any amendment to an existing Investment Advisory Agreement or Subadvisory Agreement that directly or indirectly results in an increase in the

aggregate advisory fee rate payable by the Subadvised Fund will be submitted to the Subadvised Fund's shareholders for approval.

For the Commission, by the Division of Investment Management, under delegated authority.

J. Matthew DeLesDernier
Assistant Secretary